Exhibit (a)(1)(F)

Dear Warrant Holders:

We are writing to provide updated information on our December 2, 2010 offer to exchange certain outstanding warrants for shares of our common stock, par value $0.001 per share, at the ratio of three warrants for one share of common stock. The offer to exchange relates to warrants that are dated March 9, 2007, November 5, 2008 and November 10, 2008 and that have unlimited “down round” price protection.

We have enclosed with this letter an updated version of the offer to exchange and the notice of election form. These materials update and replace the materials that were mailed to you on December 2, 2010. The updated materials contain certain adjustments to the terms of the offer, and provide additional information with respect to the offer. Some of the principal changes in the offer to exchange are as follows:

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Expiration Date. Under applicable SEC rules, we are required to keep the offer open for a full 20 business days. Therefore we are required to extend the offer until 9:00 p.m. Pacific time on December 30, 2010. We expect to cancel any tendered warrants on December 31, 2010 and to issue the new shares of common stock on December 31, 2010. We do not intend to extend the offer.

•	Financial Statements. We have added summary financial information in the offer to exchange as well as a discussion of the pro forma impact of the exchange.

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Determinations as to Validity. We have clarified in the offer to exchange that our determinations as to validity and acceptance of all tenders is subject to rights that security holders have to challenge our determination in a court of competent jurisdiction.

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Acceptance of tenders from Jurisdictions. Consistent with the policy of making the offer available to all holders of eligible warrants, we have revised the offer to exchange to eliminate our right to reject tenders from jurisdictions in which the making of the offer or the acceptance of the offer would not be in compliance with the laws of that jurisdiction.

To participate in the offer, you must properly tender your eligible warrants prior to 9:00 p.m., Pacific Time, on December 30, 2010. We are making this offer upon the terms and subject to the conditions described in the enclosed offer to exchange.

As detailed in the enclosed documents, Cardium has decided to make this offer for a number of reasons including: (1) provide holders with a current economic benefit for their warrants (2) increase the public float to enhance trading liquidity for our common stock (3) reduce the number of common stock derivatives outstanding and the potential dilution that would result from their exercise (4) eliminate the derivative liability and non-cash expense resulting from the “down round” price (5) protection included in the eligible warrants; and (6) increase our stockholders’ equity in an effort to meet the NYSE Amex’s continued listing requirements for minimum shareholders equity.

Although our Board of Directors has approved the offer, neither we nor our Board of Directors makes any recommendation as to whether you should participate in the offer. Our common stock is traded on the NYSE Amex Stock Market under the symbol “CXM.” On December 1, 2010, the last trading day before the commencement of this offer, the closing price of our common stock as reported by the NYSE Amex Stock Market was $0.463. You should obtain current market quotations for our common stock before deciding whether to tender any of your eligible warrants.

If you have any questions, please contact Dennis Mulroy, Cardium’s Chief Financial Officer at dmulroy@cardiumthx.com or (858) 436-1040.

Most sincerely,

Christopher J. Reinhard

Chairman and Chief Executive Officer

December [—], 2010